SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 12, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 2Q16 results

São Paulo, August 12, 2016 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 2Q16 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2015.

SBSP3: R$ 29.46/share SBS: US$ 9.17 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 20 billion Closing quote: 08/12/2016

1.    Financial highlights

									R$ million
		2Q16	2Q15	Chg. (R$)%		1H16	1H15	Chg. (R$)%
	Gross operating revenue	2,723.4	2,047.2	676.2	33.0	5,294.1	4,051.7	1,242.4	30.7
	Construction revenue	897.2	904.8	(7.6)	(0.8)	1,522.4	1,493.2	29.2	2.0
	COFINS and PASEP taxes	182.0	129.1	52.9	41.0	350.1	253.4	96.7	38.2
(=)	Net operating revenue	3,438.6	2,822.9	615.7	21.8	6,466.4	5,291.5	1,174.9	22.2
	Costs and expenses	1,738.0	1,465.1	272.9	18.6	3,532.3	2,254.3	1,278.0	56.7
	Construction costs	877.4	885.2	(7.8)	(0.9)	1,489.8	1,461.6	28.2	1.9
	Equity result	(0.3)	(0.1)	(0.2)	-	1.8	1.0	0.8	80.0
	Other operating revenue (expenses), net	16.2	11.7	4.5	38.5	21.6	43.8	(22.2)	(50.7)
(=)	Earnings before financial result, income tax and social contribution	839.1	484.2	354.9	73.3	1,467.7	1,620.4	(152.7)	(9.4)
	Financial result	372.7	155.4	217.3	139.8	712.9	(830.3)	1,543.2	(185.9)
(=)	Earnings before income tax and social contribution	1,211.8	639.6	572.2	89.5	2,180.6	790.1	1,390.5	176.0
	Income tax and social contribution	414.3	302.3	112.0	37.0	754.3	134.6	619.7	460.4
(=)	Net income	797.5	337.3	460.2	136.4	1,426.3	655.5	770.8	117.6
	Earnings per share* (R$)	1.17	0.49			2.09	0.96
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		2Q16	2Q15	Chg. (R$)%		1H16	1H15	Chg. (R$)%
	Net income	797.5	337.3	460.2	136.4	1,426.3	655.5	770.8	117.6
	Income tax and social contribution	414.3	302.3	112.0	37.0	754.3	134.6	619.7	460.4
	Financial result	(372.7)	(155.4)	(217.3)	139.8	(712.9)	830.3	(1,543.2)	(185.9)
	Other operating revenues (expenses), net	(16.2)	(11.7)	(4.5)	38.5	(21.6)	(43.8)	22.2	(50.7)
(=)	Adjusted EBIT*	822.9	472.5	350.4	74.2	1,446.1	1,576.6	(130.5)	(8.3)
	Depreciation and amortization	294.2	284.1	10.1	3.6	578.8	537.4	41.4	7.7
(=)	Adjusted EBITDA **	1,117.1	756.6	360.5	47.6	2,024.9	2,114.0	(89.1)	(4.2)
	(%) Adjusted EBITDA margin	32.5	26.8			31.3	40.0

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2Q16, net operating revenue, including construction revenue, reached R$ 3.4 billion; a 21.8% increase compared to the same period of 2015.

Costs and expenses, including construction costs, totaled R$ 2.6 billion, 11.3% higher than the R$ 2.4 billion recorded in 2Q15.

Adjusted EBIT, in the amount of R$ 822.9 million, grew 74.2% from R$ 472.5 million recorded in 2Q15.

Adjusted EBITDA, in the amount of R$ 1,117.1 million, increased 47.6% from R$ 756.6 million recorded in 2Q15 (R$ 3,885.1 million in the last 12 months).

The adjusted EBITDA margin was 32.5% in 2Q16, versus 26.8% in 2Q15 (30.1% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 43.2% in 2Q16 (38.4% in 2Q15 and 40.0% in the last 12 months).

In 2Q16 the Company recorded a net income of R$ 797.5 million, in comparison to a net income of R$ 337.3 million in 2Q15.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.7 billion, an increase of R$ 676.2 million or 33.0%, when compared to the R$ 2.0 billion recorded in 2Q15.

The main factors that led to this variation were:

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015;

•         Tariff increase of 8.4% since May 2016;

•         Lower bonus granted within the Water Consumption Reduction Incentive Program, concluded in April 2016, in the amount of R$ 33.6 million in 2Q16, versus R$ 231.0 million granted in 2Q15; and

•         Increase of 5.4% in the Company’s total billed volume (4.7% in water and 6.3% in sewage).

The increase driven by the above factors was offset by the lower application of the Contingency Tariff in 2Q16, which also ended in April, 2016, totaling R$ 64.2 million in 2Q16 (R$ 123 million in 2Q15).

3. Construction revenue

Construction revenue dropped R$ 7.6 million or 0.8%, when compared to the previous year. The variation was mainly due to lower investments in the municipalities served by the Company.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and semester-on-semester, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2Q16	2Q15%		2Q16	2Q15%		2Q16	2Q15%
Residential	377.5	358.0	5.4	320.0	301.3	6.2	697.5	659.3	5.8
Commercial	41.0	39.4	4.1	39.0	37.4	4.3	80.0	76.8	4.2
Industrial	8.0	8.0	-	9.8	9.7	1.0	17.8	17.7	0.6
Public	10.7	10.7	-	9.4	8.4	11.9	20.1	19.1	5.2
Total retail	437.2	416.1	5.1	378.2	356.8	6.0	815.4	772.9	5.5
Wholesale (3)	56.9	55.7	2.2	7.5	6.0	25.0	64.4	61.7	4.4
Total	494.1	471.8	4.7	385.7	362.8	6.3	879.8	834.6	5.4
	1H16	1H15%		1H16	1H15%		1H16	1H15%
Residential	758.0	727.1	4.2	640.4	609.9	5.0	1,398.4	1,337.0	4.6
Commercial	81.4	79.9	1.9	77.2	75.6	2.1	158.6	155.5	2.0
Industrial	15.7	16.5	(4.8)	19.2	19.6	(2.0)	34.9	36.1	(3.3)
Public	20.3	21.2	(4.2)	17.8	16.5	7.9	38.1	37.7	1.1
Total retail	875.4	844.7	3.6	754.6	721.6	4.6	1,630.0	1,566.3	4.1
Wholesale (3)	108.8	112.0	(2.9)	13.2	12.4	6.5	122.0	124.4	(1.9)
Total	984.2	956.7	2.9	767.8	734.0	4.6	1,752.0	1,690.7	3.6

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q16	2Q15%		2Q16	2Q15%		2Q16	2Q15%
Metropolitan	283.5	267.1	6.1	246.8	231.6	6.6	530.3	498.7	6.3
Regional (2)	153.7	149.0	3.2	131.4	125.2	5.0	285.1	274.2	4.0
Total retail	437.2	416.1	5.1	378.2	356.8	6.0	815.4	772.9	5.5
Wholesale (3)	56.9	55.7	2.2	7.5	6.0	25.0	64.4	61.7	4.4
Total	494.1	471.8	4.7	385.7	362.8	6.3	879.8	834.6	5.4
	1H16	1H15%		1H16	1H15%		1H16	1H15%
Metropolitan	562.5	535.1	5.1	488.3	462.6	5.6	1,050.8	997.7	5.3
Regional (2)	312.9	309.6	1.1	266.3	259.0	2.8	579.2	568.6	1.9
Total retail	875.4	844.7	3.6	754.6	721.6	4.6	1,630.0	1,566.3	4.1
Wholesale (3)	108.8	112.0	(2.9)	13.2	12.4	6.5	122.0	124.4	(1.9)
Total	984.2	956.7	2.9	767.8	734.0	4.6	1,752.0	1,690.7	3.6

             (1) Unaudited

             (2) Including coastal and interior region

             (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative, selling and construction expenses

In 2Q16, costs, administrative, selling and construction expenses, grew 11.3% (R$ 265.1 million). Excluding construction costs, total costs and expenses increased by 18.6%.

As a percentage of net revenue, costs and expenses were 83.3% in 2Q15 and 76.1% in 2Q16.

								R$ million
	2Q16	2Q15	Chg. (R$)%		1H16	1H15	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	621.3	528.8	92.5	17.5	1,195.7	1,063.4	132.3	12.4
General supplies	42.7	43.1	(0.4)	(0.9)	78.9	91.7	(12.8)	(14.0)
Treatment supplies	66.3	63.6	2.7	4.2	141.4	135.9	5.5	4.0
Services	316.3	270.0	46.3	17.1	598.7	566.0	32.7	5.8
Electricity	242.8	208.3	34.5	16.6	483.2	367.4	115.8	31.5
General expenses	166.7	48.7	118.0	242.3	391.3	103.1	288.2	279.5
Tax expenses	23.3	18.3	5.0	27.3	43.9	38.2	5.7	14.9
São Paulo state government reimbursement	-	-	-	-	-	(696.3)	696.3	-
Sub-total	1,479.4	1,180.8	298.6	25.3	2,933.1	1,669.4	1,263.7	75.7
Depreciation and amortization	294.2	284.1	10.1	3.6	578.8	537.4	41.4	7.7
Allowance for doubtful accounts	(35.6)	0.2	(35.8)	(17,900.0)	20.4	47.5	(27.1)	(57.1)
Sub-total	258.6	284.3	(25.7)	(9.0)	599.2	584.9	14.3	2.4
Costs, administrative and selling expenses	1,738.0	1,465.1	272.9	18.6	3,532.3	2,254.3	1,278.0	56.7
Construction costs	877.4	885.2	(7.8)	(0.9)	1,489.8	1,461.6	28.2	1.9
Costs, adm., selling and construction expenses	2,615.4	2,350.3	265.1	11.3	5,022.1	3,715.9	1,306.2	35.2
% of net revenue	76.1	83.3			77.7	70.2

5.1. Salaries and payroll charges and Pension plan obligations

In 2Q16 increased R$ 92.5 million or 17.5%, due to the following:

•         R$ 47.7 million, mainly due to the average wage increase of 9.7% since May 2015 and by the application of 1.0% related to the career and wage plan, since July 2015, and the wage increase of 10.03% since May 2016;

•         R$ 19.0 million in the provision for the pension plan, arising from changes in actuarial assumptions; and

•         R$ 11.7 million in expenses related to the Profit Sharing Program, due to a lower reversion of provision in 2Q16, as a result of achievements higher than the targets estimated for the period.

 5.2. Services

Services expenses, in the amount of R$ 316.3 million, grew R$ 46.3 million or 17.1%, in comparison to R$ 270.0 million in 2Q15. The main factors that led to this increase were:

•         Estimate of service expenses, totaling R$ 17.0 million, especially due to the higher expenses related to maintenance in water and sewage systems and connections and advertising campaigns in 2Q16;

•         Water and sewage systems and connections maintenance, in the amount of R$ 10.4 million; and

•         Advertising campaigns, in the amount of R$ 10.2 million.

5.3. Electricity

Electricity expenses totaled R$ 242.8 million in 2Q16, an increase of R$ 34.5 million or 16.6% in comparison to the R$ 208.3 million in 2Q15. The main factors that contributed to this increase were:

•         Average increase of 12.0% in the grid market tariffs (TUSD), with a 13.5% increase in consumption;

•         Average increase of 20.8% in the free market tariff, with a 6.7% decrease in consumption; and

•         Average increase of 6.1% in the regulated market tariffs, with a 8.4% increase in consumption.

In 2Q16 the grid market accounted for 28.4% of the total electricity consumed by the Company, the free market accounted for 31.2% and the regulated market accounted for 40.4% of total consumption.

5.4. General expenses

General expenses increased R$ 118.0 million, totaling R$ 166.7 million in 2Q16, versus the R$ 48.7 million recorded in 2Q15, mainly due to:

•         R$ 81.0 million increase in the provision for lawsuits, mainly due to the reversion of R$ 70.4 million in 2Q15; and

•         Higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 31.5 million, as a result of the increase in revenues with the municipality of São Paulo.

5.5. Tax expenses

Increase of R$ 5.0 million, largely due to the increase in the Municipal Property Tax (IPTU) in 2016, related to the properties in São Paulo.

5.6. Depreciation and amortization

R$ 10.1 million increase or 3.6%, reaching R$ 294,2 million in comparison to the R$ 284.1 million recorded in 2Q15, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.4 billion.

5.7. Allowance for doubtful accounts

Decreased R$ 35.8 million, mainly due to the reversal of the provision for losses with the municipalities of Guarulhos and Mauá in 2Q16, in the amount of R$ 34.8 million and R$ 3.4 million, respectively, as a result of the receipt of court-ordered debt payments in cash.

6. Other operating revenues (expenses), net

Other net operational revenues and expenses reported a positive variation of R$ 4.5 million, mainly due to the following:

•         Reduction of R$ 17.5 million in other operating expenses, mainly due to the lower provision for the write-off of properties and projects and the lower surplus electricity cost in 2Q16, in the amounts of R$ 6.0 million and R$ 5.9 million, respectively; and

•         R$ 13.1 million decrease in other operating revenue, mainly due to the sale of surplus energy in 2Q15, non-recurring, in the amount of R$ 15.8 million.

7. Financial result

				R$ million
	2Q16	2Q15	Chg.	%
Financial expenses, net of income	(81.8)	(64.5)	(17.3)	26.8
Net monetary and exchange variation	454.5	219.9	234.6	106.7
Financial result	372.7	155.4	217.3	139.8

7.1. Financial income and expenses

				R$ million
	2Q16	2Q15	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(24.3)	(25.1)	0.8	(3.2)
Interest and charges on domestic loans and financing	(73.1)	(81.0)	7.9	(9.8)
Other financial expenses	(51.3)	(48.9)	(2.4)	4.9
Total financial expenses	(148.7)	(155.0)	6.3	(4.1)
Financial income	66.9	90.5	(23.6)	(26.1)
Financial expenses net of income	(81.8)	(64.5)	(17.3)	26.8

7.1.1. Financial expenses

Financial expenses dropped R$ 6.3 million, mainly due to lower interest and charges on domestic loans and financing, in the amount of R$ 7.9 million, from the decrease in the debt balance as a result of the previous amortization of the 19th debenture issue, in 1Q16.

7.1.2. Financial income

Decline of R$ 23.6 million, arising from the reduction in the number of settlements in 2Q16, leading to a decline in the recognition of interest.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2Q16	2Q15	Chg.	%
Monetary variation on loans and financing	(32.8)	(41.6)	8.8	(21.2)
Currency exchange variation on loans and financing	460.8	208.9	251.9	120.6
Other monetary variations	(11.4)	17.8	(29.2)	(164.0)
Monetary/exchange rate variation on liabilities	416.6	185.1	231.5	125.1
Monetary/exchange rate variation on assets	37.9	34.8	3.1	8.9
Monetary/exchange rate variation, net	454.5	219.9	234.6	106.7

The effect in 2Q16 was R$ 231.5, higher than in 2Q15, especially due to:

•         The positive variation of R$ 251.9 million in expenses with exchange rate variation on loans and financing, due to the higher depreciation of the US dollar versus the Brazilian Real in 2Q16, when compared to the depreciation recorded in 2Q15 (-9.8% and -3.3%, respectively);

•         Decrease in expenses with monetary variation on loans and financing, in the amount of R$ 8.8 million, mainly due to the lower variation of the Amplified Consumer Price Index (IPCA) in 2Q16, when compared to the variation recorded in 2Q15 (1.75% and 2.26%, respectively); and

•         Increase in other monetary variation, in the amount of R$ 29.2 million, from the reversal of R$ 25.6 million in provision for lawsuits in 2Q15.

8. Income tax and social contribution

Grew R$ 112.0 million, due to the increase in taxable income in 2Q16, when compared to 2Q15.

9. Indicators

9.1. Operating

The water produced volume recorded an upturn of 10.4% in the quarter and 9.6% in the semester.

Regarding water losses, the loss related to micrometering increased from 28.5% in 2Q15 to 30.7% in 2Q16. The 2Q15 figure was influenced not only by loss control initiatives, but also by the management of demand due to the water crisis and the consequent need to reduce network pressures.

Operating indicators *	2Q16	2Q15%
Water connections (1)	8,527	8,310	2.6
Sewage connections (1)	6,970	6,753	3.2
Population directly served - water (2)	25.7	25.4	1.2
Population directly served - sewage (2)	23.0	22.6	1.8
Number of employees	14,227	14,147	0.6
Water volume produced in the quarter(3)	669	606	10.4
Water volume produced in the semester(3)	1,336	1,219	9.6
IPM - Measured water loss (%)	30.7	28.5	7.7
IPDt (liters/connection x day)	287	272	5.5

                   (1) Total connections, active and inactive, in thousand units at the end of the period

                   (2) In million inhabitants, at the end of the period. Not including wholesale

                   (3) In million of cubic meters

                   (*) Unaudited

9.2. Financial

Economic Indexes * (quarter end)	2Q16	2Q15
Accumulated Amplified Consumer Price Index (%)	1.75	2.26
Accumulated Referential Rate (%)	0.49	0.40
Interbank Deposit Certificate (%)	14.13	13.64
US DOLAR (R$)	3.2098	3.1026
YEN (R$)	0.03123	0.02541

                            (*) Unaudited

10. Loans and financing

In the second quarter of 2016, the “Adjusted Total Debt / Adjusted EBITDA” ratio came to 3.0 times, versus 3.27 times in the same quarter of 2015. Foreign exchange exposure stood at 48.3% in 2Q16, versus 46.2% in 2Q15. It is worth noting that the exchange rate closed 2Q16 at R$ 3.2098, slightly higher than the R$ 3.1026 observed in 2Q15.

								R$ million
INSTITUTION	2016	2017	2018	2019	2020	2021	2022 to 2038	Total
Local currency
Caixa Econômica Federal	26.6	56.9	60.8	62.6	64.7	67.9	768.8	1,108.3
Debentures	66.5	594.1	883.0	990.5	411.6	195.2	426.6	3,567.5
BNDES	41.4	82.8	84.8	87.5	69.7	69.3	340.3	775.8
Leasing	7.2	25.8	27.1	28.5	30.0	31.7	398.7	549.0
Others	0.3	0.7	1.4	1.4	1.4	1.4	5.3	11.9
Interest and other charges	50.6	32.9	-	-	-	-	-	83.5
Total in local currency	192.6	793.2	1,057.1	1,170.5	577.4	365.5	1,939.7	6,096.0
Foreign currency
IADB	61.2	184.4	103.8	103.8	103.9	103.8	1,112.1	1,773.0
IBRD	-	-	-	6.5	13.1	13.1	163.3	196.0
Eurobonds	449.3	-	-	-	1,119.7	-	-	1,569.0
JICA	34.2	69.7	71.0	114.8	114.8	114.8	1,260.5	1,779.8
BID 1983AB	-	76.9	76.0	56.8	54.7	24.7	47.0	336.1
Interest and other charges	36.9	-	-	-	-	-	-	36.9
Total in foreign currency	581.6	331.0	250.8	281.9	1,406.2	256.4	2,582.9	5,690.8
Total	774.2	1,124.2	1,307.9	1,452.4	1,983.6	621.9	4,522.6	11,786.8

11. Capex

In the second quarter of 2016, the Company invested R$ 901.6 million, totaling R$ 1.6 billion in the first six months of 2016.

12. Conference calls

In Portuguese

August 16, 2016

9:30 (US EST) / 10:30 (Brasília)

Dial in: 55 (11) 3127-4971 or

55 (11) 3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Replay ID: 29397441

Click here to access the webcast

In English

August 16, 2016

1:00 pm (US EST) / 2:00 pm (Brasília)

Dial in: 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Replay ID: 10088123

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2Q16	2Q15
Net Operating Income	3,438,589	2,822,852
Operating Costs	(2,267,151)	(2,105,409)
Gross Profit	1,171,438	717,443
Operating Expenses
Selling	(134,942)	(146,971)
Administrative revenue (expenses)	(213,278)	(97,932)
Other operating revenue (expenses), net	16,183	11,777
Operating Income Before Shareholdings	839,401	484,317
Equity Result	(334)	(115)
Earnings Before Financial Results, net	839,067	484,202
Financial, net	(88,153)	(53,569)
Exchange gain (loss), net	460,873	208,961
Earnings before Income Tax and Social Contribution	1,211,787	639,594
Income Tax and Social Contribution
Current	(412,214)	(225)
Deferred	(2,042)	(302,054)
Net Income (loss) for the period	797,531	337,315
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.17	0.49
Depreciation and Amortization	(294,182)	(284,087)
Adjusted EBITDA	1,117,066	756,512
% over net revenue	32.5%	26.8%

Net Operating Income Breakdown		R$ '000
	2Q16	2Q15
Gross operating income	3,620,621	2,952,002
Water suply - retail	1,435,720	1,116,535
Water suply - wholesale	22,082	11,261
Sewage collection and treatment	1,215,626	880,702
Sewage collection and treatment - wholesale	9,875	4,816
Construction revenue - water	632,749	551,489
Construction revenue - sewage	264,410	353,271
Other services	40,159	33,928
Gross sales deductions (Cofins/Pasep)	(182,032)	(129,150)
Net operating income	3,438,589	2,822,852

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2016	12/31/2015
Current assets
Cash and cash equivalents	1,374,400	1,639,214
Trade receivables	1,500,225	1,326,972
Related parties and transactions	157,339	156,155
Inventories	49,757	64,066
Restricted cash	26,679	29,156
Currrent recoverable taxes	11,669	77,828
Other receivables	92,730	156,942
Total current assets	3,212,799	3,450,333

Noncurrent assets
Trade receivables	166,683	182,616
Related parties and transactions	719,571	715,952
Escrow deposits	79,982	76,663
Deferred income tax and social contribution	125,155	128,242
Water National Agency – ANA	80,627	88,368
Other receivables	119,427	140,676

Equity investments	28,845	28,105
Investment properties	58,560	56,957
Intangible assets	29,501,360	28,513,626
Property, plant and equipment	324,211	325,076
Total noncurrent assets	31,204,421	30,256,281

Total assets	34,417,220	33,706,614

LIABILITIES AND EQUITY	06/30/2016	12/31/2015
Current liabilities
Trade payables	236,626	248,158
Borrowings and financing	1,595,718	1,526,262
Accrued payroll and related charges	374,154	347,976
Taxes and contributions	329,185	107,295
Dividends and interest on capital payable	103	127,441
Provisions	676,349	631,890
Services payable	403,546	387,279
Public-Private Partnership – PPP	34,367	33,255
Program Contract Commitments	116,054	228,659
Other liabilities	79,693	102,101
Total current liabilities	3,845,795	3,740,316

Noncurrent liabilities
Borrowings and financing	10,191,065	11,595,338
Deferred Cofins and Pasep	133,491	132,921
Provisions	474,095	450,324
Pension obligations	2,948,701	2,832,216
Public-Private Partnership – PPP	1,461,801	1,001,778
Program Contract Commitments	97,236	92,055
Other liabilities	133,563	145,060
Total noncurrent liabilities	15,439,952	16,249,692

Total liabilities	19,285,747	19,990,008

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	4,058,535	4,069,988
Other comprehensive income	(353,382)	(353,382)
Retained earnings	1,426,320	-
Total equity	15,131,473	13,716,606

Total equity and liabilities	34,417,220	33,706,614

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Jun 2016	Jan-Jun 2015
Cash flow from operating activities
Profit before income tax and social contribution	2,180,610	790,096
Adjustment for:
Depreciation and amortization	578,838	537,395
Residual value of property, plant and equipment and intangible assets written-off	4,106	3,491
Allowance for doubtful accounts	20,473	47,520
Provision and inflation adjustment	147,862	(171,045)
Interest calculated on loans and financing payable	239,883	232,201
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(858,439)	773,054
Interest and inflation adjustment losses	17,224	12,123
Interest and inflation adjustment gains	(55,343)	(28,367)
Financial charges from customers	(112,094)	(111,328)
Margin on intangible assets arising from concession	(32,667)	(31,627)
Provision for Consent Decree (TAC)	6,423	(43,148)
Equity result	(1,753)	(999)
Provision from São Paulo agreement	12,962	(3,808)
Provision for defined contribution plan	4,585	4,605
Pension obligations	206,620	164,130
Other adjustments	(6,559)	(2,298)
GESP Agreement	-	(696,283)
	2,352,731	1,475,712
Changes in assets
Trade accounts receivable	(31,286)	(18,269)
Accounts receivable from related parties	(8,364)	13,019
Inventories	15,626	11,045
Recoverable taxes	66,159	36,437
Escrow deposits	21,172	14,978
Other accounts receivable	99,990	(12,408)
Changes in liabilities
Trade payables and contractors	(15,166)	(15,114)
Services received	3,305	(12,485)
Accrued payroll and related charges	19,755	8,894
Taxes and contributions payable	(101,364)	11,317
Deferred Cofins/Pasep	570	1,784
Provisions	(79,632)	(73,324)
Pension obligations	(90,135)	(82,835)
Other liabilities	(35,223)	(16,827)

Cash generated from operations	2,218,138	1,341,924

Interest paid	(415,747)	(389,020)
Income tax and contribution paid	(427,345)	(17,743)

Net cash generated from operating activities	1,375,046	935,161

Cash flows from investing activities
Acquisition of intangibles	(854,534)	(1,196,001)
Restricted cash	2,477	(421)
Investment increase	-	243
Dividends received	-	1,526
Purchases of tangible assets	(18,949)	(14,784)
Net cash used in investing activities	(871,006)	(1,209,437)

Cash flow from financing activities
Loans and financing
Proceeds from loans	370,426	388,012
Repayments of loans	(854,994)	(876,443)
Payment of interest on shareholders'equity	(139,395)	(106,985)
Public-Private Partnership – PPP	(15,888)	(11,333)
Program Contract Commitments	(129,003)	(38,935)
Net cash generated by (used in) financing activities	(768,854)	(645,684)

Cash reduce and cash equivalents	(264,814)	(919,960)

Represented by:
Cash and cash equivalents at beginning of the period	1,639,214	1,722,991
Cash and cash equivalents at end of the period	1,374,400	803,031
Cash reduce and cash equivalents	(264,814)	(919,960)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.